Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

For the Three Months Ended March 31, 2018
(dollars in thousands)
Income before income (loss) from unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interests	$117,557
Interest expense
Senior notes payable and other debt	111,363
Distributions from unconsolidated entities	1,389
Earnings	$230,309
Interest
Senior notes payable and other debt expense	$111,363
Interest capitalized	1,704
Fixed charges	$113,067

Ratio of Earnings to Fixed Charges	2.04